UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Murray A. Indick
                         Blum Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 10




CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**


------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 10

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        5,485,324**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   5,485,324**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,485,324**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 10

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON       THE COMMON FUND FOR NONPROFIT ORGANIZATIONS

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             New York

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,162,348**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,162,348**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,162,348**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 10

Item 1.  Security and Issuer
----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 21, 2003 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund for Nonprofit Organizations, a New York nonprofit corporation ("The Common Fund") (collectively, the "Reporting Persons"). This Amendment No. 8 relates to shares of Common Stock, $1.00 par value (the "Common Stock") of Perini Corporation, a Massachusetts corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 7 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
President &            Suite 400                         Blum L.P.
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway    Managing Partner,
Managing Partner       Suite 400                          Blum L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA       Partner,
Partner                Suite 400                          Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil    Partner,
Partner                Suite 400                          Blum L.P.
                       San Francisco, CA 94133





CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 10

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kerry L. Nelson       909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
--------------------------------

Item 4 of the Schedule 13D is hereby amended as follows:

On December 1, 2003, the Issuer, Blum L.P., PB Capital and The Common Fund, entered into an Agreement (the "Agreement"), whereby the Issuer agreed to provide Blum L.P., PB Capital and The Common Fund with a demand registration right under certain circumstances and on the terms and conditions provided in the Agreement, including a requirement that a registered offering be declared effective. A copy of the executed Agreement is attached hereto as Exhibit B and incorporated by reference herein.

On December 18, 2003, Blum L.P., PB Capital and The Common Fund, entered into an Agreement (the "Letter Agreement") whereby Blum L.P., PB Capital and The Common Fund agreed not to sell shares of the Issuer's common stock for a period commencing on the date of the Letter Agreement and expiring as provided therein. A copy of the executed Letter Agreement is attached hereto as Exhibit C and incorporated by reference herein.



CUSIP NO. 713-839108            SCHEDULE 13D                     Page 9 of 10


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

Item 6 to the Schedule 13D is hereby amended to add the following information:

As described in Item 4 above, Blum L.P., PB Capital and The Common Fund, entered into the agreements, attached hereto as Exhibits B and C, with the Issuer.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.

Exhibit B Agreement

Exhibit C Letter Agreement




CUSIP NO. 713-839108            SCHEDULE 13D                     Page 10 of 10

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 23, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Murray A. Indick                By:  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Partner and General Counsel            Partner and General Counsel



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
   its general partner
By: Richard C. Blum & Associates, Inc.,
   its general partner                      RICHARD C. BLUM



By: /s/ Murray A. Indick                By: /s/ Murray A. Indick
   -------------------------------         ------------------------
   Murray A. Indick                     By:  Murray A. Indick
   Partner and General Counsel              Attorney-in-Fact


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By:  Blum Capital Partners, L.P.,
    its investment advisor
By:  Richard C. Blum & Associates, Inc.
    its general partner


By: /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Partner and General Counsel





CUSIP NO. 713-839108            SCHEDULE 13D                     Page 1 of 1

                                  Exhibit A

                           Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

December 23, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Murray A. Indick                By:  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Partner and General Counsel            Partner and General Counsel



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
   its general partner
By: Richard C. Blum & Associates, Inc.,
   its general partner                      RICHARD C. BLUM



By: /s/ Murray A. Indick                By: /s/ Murray A. Indick
   -------------------------------         ------------------------
   Murray A. Indick                     By:  Murray A. Indick
   Partner and General Counsel               Attorney-in-Fact


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By:  Blum Capital Partners, L.P.,
    its investment advisor
By:  Richard C. Blum & Associates, Inc.
    its general partner


By: /s/ Murray A. Indick
   -------------------------------
   Murray A. Indick
   Partner and General Counsel




CUSIP NO. 713-839108            SCHEDULE 13D                     Page 1 of 3

                                  Exhibit B

                           Demand Registration Agreement

December 1, 2003


     Reference is made to that certain Registration Rights Agreement dated as of March 29, 2000 by and among Perini Corporation, a Massachusetts corporation (the "Company"), Blum Capital Partners, L.P., a California limited partnership ("Blum"), PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), The Common Fund for Non-Profit Organizations, a New York non-profit corporation ("The Common Fund" and together with Blum and PB Capital, the "Blum Holders"), and the other parties thereto (the "Registration Rights Agreement"). Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

     WHEREAS, pursuant to the Registration Rights Agreement, the Blum Holders collectively have the right to request one Demand Registration;

     WHEREAS, pursuant to that certain letter dated September 10, 2003 from the Blum Holders to the Company, the Blum Holders have requested their one Demand Registration (the "Current Registration");

     WHEREAS, in order to facilitate an orderly sale of Registrable Securities by the Blum Holders pursuant to the Current Registration, the Blum Holders have agreed to request registration of only a portion of the Registrable Securities held by some of them and, in consideration of such agreement, the Company has agreed to provide the Blum Holders with an additional demand registration right on the terms and conditions provided in this Agreement.

     NOW THEREFORE, in consideration of the foregoing and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     At any time during the period commencing after the sale of Registrable Securities pursuant to the Current Registration and ending on the date on which the Blum Holders no longer hold any Registrable Securities, the Blum Holders may collectively request in writing that the Company file a Registration Statement under the Securities Act covering the registration of all or a portion of the Registrable Securities then held by the Blum Holders (a "Blum Registration"). The Blum Holders are entitled to one Blum Registration under this Agreement, and shall retain all other rights and obligations under the Registration Rights Agreement, including without limitation, their rights under Section 2.3 of the Registration Rights Agreement. The parties hereto agree that their rights and obligations with respect to the Blum Registration will consist of those set forth in (i) Sections 2.2(a), 2.2(b), 2.2(d), 2.2(e) and 2.2 (f) of the
Registration Rights Agreement, which provisions are incorporated herein by reference (treating such Blum Registration as if it were a Demand Registration and treating the Blum Holders as Demand Holders), (ii) the applicable provisions of Articles IV, V, VI VII and VIII of the Registration Rights Agreement, which provisions are incorporated herein by reference, and (iii) the provisions (except for Sections 9.11, 9.12, 9.14 and 9.15(a)) contained in Article IX of the Registration Rights Agreement, which provisions are incorporated herein by reference.

     The Blum Holders acknowledge and agree that (i) any exercise of the Blum Registration will give rise to piggyback registration rights under Section 2.3


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 2 of 3


of the Registration Rights Agreement and (ii) any Blum Registration to be effected on an underwritten basis will be subject to the cutback provisions contained in Section 3.1(b) of the Registration Rights Agreement.

     This Agreement shall not become effective and the Blum Holders shall have no right to the Blum Registration unless and until the Registration Statement relating to the Current Registration has become effective and the Current Registration constitutes the Blum Holders' one Demand Registration under the Registration Rights Agreement. If by March 31, 2004, either (i) the Registration Statement relating to the Current Registration has not become effective or (ii) the Blum Holders are not deemed to have exercised their one Demand Registration under the Registration Rights Agreement, then this Agreement shall terminate without becoming effective and shall be of no force or effect.

     No provision of this Agreement may be amended or modified except by an instrument in writing signed by the Company and each of the Blum Holders. The parties represent and warrant to each other that this Agreement constitutes a valid and binding obligation of each party, has been appropriately authorized, and is enforceable in accordance with its terms.

                                  END OF TEXT


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.



                                    PERINI CORPORATION


                                    By:    /s/ Robert Band
                                    Name:  Robert Band
                                    Title: President



                                    BLUM CAPITAL PARTNERS, L.P.

                                    By: Richard C. Blum & Associates, Inc.,
                                        its general partner


                                    By:  /s/ Murray A. Indick
                                    Name:  Murray A. Indick
                                    Title: Partner, General Counsel
                                            and Secretary


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 3 of 3



                                    PB CAPITAL PARTNERS, LP

                                    By:  Blum Capital Partners, L.P.,
                                         its general partner

                                    By:  Richard C. Blum & Associates, Inc.,
                                         its general partner


                                    By:  /s/ Murray A. Indick
                                    Name:  Murray A. Indick
                                    Title: Partner, General Counsel
                                           and Secretary


                                    THE COMMON FUND FOR NON-PROFIT
                                      ORGANIZATIONS

                                    By:  Blum Capital Partners, L.P.,
                                         its investment advisor

                                    By:  Richard C. Blum & Associates, Inc.,
                                         its general partner


                                    By:  /s/ Murray A. Indick
                                    Name:  Murray A. Indick
                                    Title: Partner, General Counsel
                                           and Secretary







CUSIP NO. 713-839108            SCHEDULE 13D                     Page 1 of 3


                                      EXHIBIT C

EXECUTION COPY

December 18, 2003

Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

Credit Suisse First Boston LLC
D.A. Davidson & Co.
Morgan Joseph & Co. Inc.

c/o  Credit Suisse First Boston LLC
     Eleven Madison Avenue
     New York, NY   10010-3629

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for the common stock, par value $1.00 (the "Common Stock") of Perini Corporation, and any successor (by merger or otherwise) thereto, (the "Company"), the undersigned hereby agrees that from the date hereof and until 90 days after the public offering date set forth on the final prospectus used to sell the shares of Common Stock (the
"Public Offering Date") pursuant to the Underwriting Agreement to which you expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse
First Boston LLC ("CSFB"). In addition, the undersigned agrees that, without the prior written consent of CSFB, it will not, during the period commencing on the date hereof and ending 90 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock.

Any Common Stock received upon exercise of options granted to the undersigned will also be subject to this Agreement. Notwithstanding the foregoing, the restrictions contained in the previous paragraph shall not apply to (A) the shares of Common Stock proposed to be sold by the undersigned pursuant to the Underwriting Agreement, (B) transactions by any person relating to shares of Common Stock or other securities of the Company acquired in open market transactions after the Public Offering Date; (C) transfers of shares of Common Stock


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 2 of 3

or any security convertible into or exercisable or exchangeable for Common Stock of the Company as a bona fide gift or gifts; (D) transfers or distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable into Common Stock of the Company to affiliates (as defined in Rule 405 under the Securities Act); (E) if the undersigned hereto is a partnership or corporation, a distribution to the partners or shareholders thereof, or (F) transfers by the undersigned or its distributee or transferee of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock of the Company to a family member of the undersigned or such distributee or transferee or trust created for the benefit of the undersigned or such distributee or transferee or family member of the undersigned or such distributee or transferee; provided, that in the case of any transfer or distribution pursuant to clauses (C) through (F) above, such transferee or distributee shall execute and deliver to CSFB an agreement to be bound by the restrictions set forth above prior to such transfer or distribution, as the case may be.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Common Stock prior to the expiration or earlier termination date of this Agreement if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void on the earlier of the following two events: (i) March 31, 2004 if the Public Offering Date shall not have occurred on or before March 31, 2004, or (ii) the date the Registration Statement on Form S-1 relating to the proposed offering is withdrawn.



CUSIP NO. 713-839108            SCHEDULE 13D                     Page 3 of 3


Very truly yours,


BLUM CAPITAL PARTNERS, L.P.

By:  Richard C. Blum & Associates, Inc.,
        its general partner

By:      /s/ Murray A. Indick
Name:  Murray A. Indick
Title: Partner, General Counsel and Secretary


PB CAPITAL PARTNERS, L.P.

By:   Blum Capital Partners, L.P., its general partner
By:   Richard C. Blum & Associates, Inc.,
          its general partner


By:     /s/ Murray A. Indick
Name:  Murray A. Indick
Title: Partner, General Counsel and Secretary


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS

By:  Blum Capital Partners, L.P., its investment advisor
By:  Richard C. Blum & Associates, Inc.,
         its general partner

By:       /s/ Murray A. Indick
Name:  Murray A. Indick
Title: Partner, General Counsel and Secretary